ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

At a meeting held on March 20-22, 2018, the Trust’s Board of Trustees ratified the diversification changes from non-diversified to diversified for John Hancock California Tax-Free Income Fund.